Exhibit 10.2

EXECUTION VERSION

TAX MATTERS AGREEMENT

DATED AS OF JANUARY 27, 2017

BY AND BETWEEN

VARIAN MEDICAL SYSTEMS, INC.

AND

VAREX IMAGING CORPORATION

i

ii

iii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of January 27, 2017, by and between Varian Medical Systems, Inc., a Delaware corporation (“Parent”), and Varex Imaging Corporation, a Delaware corporation (“SpinCo”) (collectively, the “Companies” and each a “Company”).

RECITALS

WHEREAS, Parent and SpinCo have entered into a Separation and Distribution Agreement, dated as of January 27, 2017 (the “Separation and Distribution Agreement”), providing for the separation of the Parent Group from the SpinCo Group;

WHEREAS, pursuant to the terms of the Separation and Distribution Agreement, Parent will, among other things, (i) (a) contribute the Varex Assets to SpinCo, (b) cause SpinCo to assume the Varex Liabilities, in actual or constructive exchange for (c) the issuance by SpinCo to Parent of SpinCo Common Stock and (d) the transfer by SpinCo to Parent of cash in an amount equal to $200 million (plus any adjustment to such amount pursuant to Section 2.9(h) of the Separation and Distribution Agreement) (the “Cash Payment”), (ii) transfer the Cash Payment to third-party creditors of Parent (the “Creditor Repayment”) in connection with the reorganization; and (iii) effect the Distribution;

WHEREAS, for U.S. Federal Income Tax purposes, it is intended that each of the Internal Distributions and the Distribution shall qualify as transactions that are generally tax free pursuant to Sections 355(a) and/or 368(a)(1)(D) of the Code;

WHEREAS, as of the date hereof, Parent is the common parent of an affiliated group (as defined in Section 1504 of the Code) of corporations, including SpinCo, which has elected to file consolidated Federal Income Tax Returns;

WHEREAS, as a result of the Distribution, SpinCo and its subsidiaries will cease to be members of the affiliated group of which Parent is the common parent (the “Deconsolidation”);

WHEREAS, the parties desire to provide for and agree upon the allocation between the parties of liabilities for Taxes arising prior to, as a result of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes;

NOW THEREFORE, in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

Section 1. Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation and Distribution Agreement:

“Accounting Cutoff Date” means, with respect to SpinCo, any date as of the end of which there is a closing of the financial accounting records for such entity.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (a) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (b) any claim for equitable recoupment or other offset, and (c) any claim for refund or credit of Taxes previously paid.

“Affiliate” means any entity that is directly or indirectly “controlled” by either the person in question or an Affiliate of such person. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise. The term Affiliate shall refer to Affiliates of a person as determined immediately after the Distribution.

“Agreement” shall mean this Tax Matters Agreement.

“business day” has the meaning set forth in the Separation and Distribution Agreement.

“Cash Payment” shall have the meaning provided in the recitals of this Agreement.

“CFO Certificate” shall have the meaning set forth in Section 7.02(e) of this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies” and “Company” shall have the meaning provided in the first sentence of this Agreement.

“Compensatory Equity Interests” shall have the meaning set forth in Section 6.02(a) of this Agreement.

“Contribution” means the contribution of assets, including all of the shares of capital stock of Internal SpinCo, by Parent to SpinCo pursuant to the Separation and Distribution Agreement in actual or constructive exchange for (i) the issuance by SpinCo to Parent of shares of SpinCo Common Stock and (ii) the Cash Payment.

“Creditor Repayment” shall have the meaning provided in the recitals of this Agreement.

“Deconsolidation” shall have the meaning provided in the recitals of this Agreement.

“Deconsolidation Date” means the last date on which SpinCo qualifies as a member of the affiliated group (as defined in Section 1504 of the Code) of which Parent is the common parent.

“DGCL” means the Delaware General Corporation Law.

“Distribution” shall mean the distribution by Parent of all the common stock of SpinCo pro rata to holders of Parent common stock.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution-Related Tax Contest” shall mean any Tax Contest in which the IRS, another Tax Authority or any other party asserts a position that could reasonably be expected to adversely affect the Tax-Free Status of the Contribution and Distribution, the Internal Contribution and/or any of the Internal Distributions.

“Effective Time” has the meaning set forth in the Separation and Distribution Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of January 27, 2017, by and between Parent and SpinCo.

“Federal Income Tax” means any Tax imposed by Subtitle A of the Code, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Federal Income Tax Return” means any Tax Return of (i) any member of the SpinCo Group (including any consolidated, combined or unitary return), or (ii) any member of the Parent Group (including any consolidated, combined or unitary return), in each case, with respect to Federal Income Taxes, including any Parent Federal Consolidated Income Tax Return and any SpinCo Federal Consolidated Income Tax Return.

“Federal Other Tax” means any Tax imposed by the federal government of the United States of America other than any Federal Income Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Fifty-Percent or Greater Interest” shall have the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Filing Date” shall have the meaning set forth in Section 7.05(d) of this Agreement.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Tax Period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a State, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under the laws of a State, local, or foreign taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Income Tax or Other Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Income Tax or Other Tax; or (e) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties.

“First Internal Distribution” means the distribution by VMSN of all the common stock of Internal SpinCo to VMSN Holdings in a transaction intended to qualify as a distribution that is generally tax free pursuant to Sections 355(a) and 368(a)(1)(D) of the Code.

“Foreign Income Tax” means any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, which is an income tax as defined in Treasury Regulations Section 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Foreign Other Tax” means any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, other than any Foreign Income Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Foreign Tax” means any Foreign Income Taxes or Foreign Other Taxes.

“Former Employee” has the meaning set forth in the Employee Matters Agreement.

“Group” means the Parent Group or the SpinCo Group, or both, as the context requires.

“High-Level Dispute” means any dispute or disagreement (a) relating to liability under Section 7.05 of this Agreement or (b) in which the amount of liability in dispute exceeds $3 million.

“Income Tax” means any Federal Income Tax, State Income Tax or Foreign Income Tax.

“Indemnitee” shall have the meaning set forth in Section 13.03 of this Agreement.

“Indemnitor” shall have the meaning set forth in Section 13.03 of this Agreement.

“Internal Contribution” means the contribution of specified assets by VMSN to Internal SpinCo pursuant to the Separation and Distribution Agreement.

“Internal Distributions” shall mean the First Internal Distribution, the Second Internal Distribution, and the Third Internal Distribution.

“Internal SpinCo” means Varex Imaging International Holdings B.V., a besloten vennootschap organized under the laws of the Netherlands, and a direct wholly owned subsidiary of VMSN.

“Internal SpinCo Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the regulations thereunder) by Internal SpinCo and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade or business relied upon to satisfy Section 355(b) of the Code with respect to each of the Internal Distributions as conducted immediately prior to the First Internal Distribution.

“Internal SpinCo Capital Stock” means all classes or series of capital stock of Internal SpinCo, including (i) the common stock of Internal SpinCo, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in Internal SpinCo for U.S. Federal Income Tax purposes.

“IRS” means the U.S. Internal Revenue Service.

“Joint Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest which is neither a SpinCo Adjustment nor a Parent Adjustment.

“Joint Return” shall mean any Return of a member of the Parent Group or the SpinCo Group that is not a Separate Return.

“Notified Action” shall have the meaning set forth in Section 7.04(a) of this Agreement.

“Other Tax” means any Federal Other Tax, State Other Tax, or Foreign Other Tax.

“Parent” shall have the meaning provided in the first sentence of this Agreement.

“Parent Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Parent would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.

“Parent Affiliated Group” shall have the meaning provided in the definition of “Parent Federal Consolidated Income Tax Return.”

“Parent Business” has the meaning set forth in the Separation and Distribution Agreement.

“Parent Federal Consolidated Income Tax Return” means any U.S. Federal Income Tax Return for the affiliated group (as defined in Section 1504 of the Code and the regulations thereunder) of which Parent is the common parent (the “Parent Affiliated Group”).

“Parent Foreign Combined Income Tax Return” means a consolidated, combined or unitary or other similar Foreign Income Tax Return or any Foreign Income Tax Return with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unity that actually includes, by election or otherwise, one or more members of the Parent Group together with one or more members of the SpinCo Group.

“Parent Group” means Parent and its Affiliates, excluding any entity that is a member of the SpinCo Group.

“Parent Separate Return” means any Separate Return of Parent or any member of the Parent Group.

“Parent State Combined Income Tax Return” means a consolidated, combined or unitary State Income Tax Return that actually includes, by election or otherwise, one or more members of the Parent Group and one or more members of the SpinCo Group.

“Past Practices” shall have the meaning set forth in Section 4.04(a) of this Agreement.

“Payment Date” means (i) with respect to any Parent Federal Consolidated Income Tax Return, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, and the date the return is filed, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payor” shall have the meaning set forth in Section 5.04(a) of this Agreement.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. Federal Income Tax purposes.

“Post-Deconsolidation Period” means any Tax Period beginning after the Deconsolidation Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Deconsolidation Date.

“Pre-Deconsolidation Period” means any Tax Period ending on or before the Deconsolidation Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Deconsolidation Date.

“Prime Rate” has the meaning set forth in the Separation and Distribution Agreement.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by SpinCo management or shareholders, is a hostile acquisition, or otherwise, as a result of which SpinCo would merge or consolidate with any other Person or as a result of which any Person or Persons would (directly or indirectly) acquire, or have the right to acquire, from SpinCo and/or one or more holders of outstanding shares of SpinCo Capital Stock, a number of shares of SpinCo Capital Stock that would, when combined with any other changes in ownership of SpinCo Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise 40% or more of (A) the value of all outstanding shares of stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (B) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (A) the adoption by SpinCo of a shareholder rights plan or (B) issuances by SpinCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated into this definition and its interpretation.

“Representation Letters” means the representation letters and any other materials delivered by, or on behalf of, Parent, SpinCo or others to a Tax Advisor in connection with the issuance by such Tax Advisor of a Tax Opinion.

“Required Party” shall have the meaning set forth in Section 5.04(a) of this Agreement.

“Responsible Company” means, with respect to any Tax Return, the Company having responsibility for preparing and filing such Tax Return under this Agreement.

“Restriction Period” shall mean the period beginning on the date hereof and ending on the day after the two-year anniversary of the Distribution Date.

“Retention Date” shall have the meaning set forth in Section 9.01 of this Agreement.

“Second Internal Distribution” means the distribution by VMSN Holdings of all the common stock of Internal SpinCo to VMSI Holdings in a transaction intended to qualify as a distribution that is generally tax free pursuant to Section 355(a) of the Code.

“Section 336(e) Election” has the meaning set forth in Section 7.06.

“Section 7.02(e) Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 25% instead of 40%.

“Separate Return” means (a) in the case of any Tax Return of any member of the SpinCo Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the Parent Group and (b) in the case of any Tax Return of any member of the Parent Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the SpinCo Group.

“Separation and Distribution Agreement” has the meaning set forth in the recitals of this Agreement.

“SpinCo” shall have the meaning provided in the first sentence of this Agreement, and references herein to SpinCo shall include any entity treated as a successor to SpinCo.

“SpinCo Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the regulations thereunder) by SpinCo and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade or business relied upon to satisfy Section 355(b) of the Code with respect to the Distribution as conducted immediately prior to the Distribution.

“SpinCo Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent SpinCo would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.

“SpinCo Capital Stock” means all classes or series of capital stock of SpinCo, including (i) the SpinCo Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in SpinCo for U.S. Federal Income Tax purposes.

“SpinCo Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax item of any member of the SpinCo Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“SpinCo Common Stock” has the meaning ascribed to the term “Varex Shares” in the Separation and Distribution Agreement.

“SpinCo Federal Consolidated Income Tax Return” shall mean any U.S. Federal Income Tax Return for the affiliated group (as that term is defined in Section 1504 of the Code) of which SpinCo is the common parent.

“SpinCo Group” means SpinCo and its Affiliates, as determined immediately after the Distribution.

“SpinCo Separate Return” means any Separate Return of SpinCo or any member of the SpinCo Group.

“State Income Tax” means any Tax imposed by any State of the United States (or by any political subdivision of any such State) or the District of Columbia, or any city or municipality located therein, which is imposed on or measured by net income, including state and local franchise or similar Taxes measured by net income, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“State Income Tax Return” means any Tax Return with respect to State Income Taxes.

“State Other Tax” means any Tax imposed by any State of the United States (or by any political subdivision of any such State) or the District of Columbia, or any city or municipality located therein, other than any State Income Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“State Tax” means any State Income Taxes or State Other Taxes.

“Straddle Period” means any Tax Period that begins on or before and ends after the Deconsolidation Date.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any governmental entity or political subdivision thereof, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Tax Advisor” means a U.S. tax counsel or accountant of recognized national standing.

“Tax Advisor Dispute” shall have the meaning set forth in Section 14 of this Agreement.

“Tax Attribute” or “Attribute” shall mean a net operating loss, net capital loss, unused investment credit, unused foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could reduce a Tax.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any loss, deduction, refund, credit, or other item reducing Taxes otherwise payable.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” means the qualification of each of (i) the Contribution and Distribution, taken together, (ii) the Internal Contribution and First Internal Distribution, taken together, (iii) the Second Internal Distribution, and (iv) the Third Internal Distribution (a) as a transaction described in Section 368(a)(1)(D) and/or Section 355(a) of the Code, (b) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c)(2) and 361(c)(2) of the Code, as applicable, and (c) as a transaction in which Parent, SpinCo and the members of their respective Groups recognize no income or gain for U.S. Federal Income Tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than (x) gain recognized pursuant to Section 361(b) with respect to any portion of the Cash Payment that is not transferred to shareholders or creditors of Parent in connection with the Contribution and Distribution, (y) income or gain recognized pursuant to Sections 367(b) and/or 1248 and the Treasury Regulations promulgated under such provisions with respect to the Internal Contribution and/or Internal Distributions, or (z) intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means the law of any governmental entity or political subdivision thereof relating to any Tax.

“Tax Opinion” means each opinion of a Tax Advisor delivered to Parent in connection with, and regarding the Federal Income Tax treatment of, (i) the Contribution and the Distribution, (ii) the Internal Contribution and First Internal Distribution, (iii) the Second Internal Distribution, or (iv) the Third Internal Distribution.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any Tax Returns, Tax Return workpapers, documentation relating to any Tax Contests, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax-Related Losses” means (i) all federal, state and local Taxes (including interest and penalties thereon) imposed pursuant to any settlement, Final Determination, judgment or otherwise; (ii) all reasonable accounting, legal and other professional fees, and court costs incurred in connection with such Taxes; and (iii) all reasonable costs and expenses and any damages associated with stockholder litigation or controversies and any amount required to be paid by Parent (or any Parent Affiliate) or SpinCo (or any SpinCo Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Tax Authority, in each case, resulting from the failure of the Contribution and the Distribution, the Internal Contribution and the First Internal Distribution, the Second Internal Distribution, or the Third Internal Distribution to have Tax-Free Status; provided, that amounts shall be treated as having been required to be paid for purposes of clause (iii) of this definition to the extent they are paid in a good faith compromise of an asserted claim.

“Tax Return” or “Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Third Internal Distribution” means the distribution by VMSI Holdings of all the common stock of Internal SpinCo to Parent in a transaction intended to qualify as a distribution that is generally tax free pursuant to Section 355(a) of the Code.

“Transactions” means the Contribution, the Distribution, the Creditor Payment, and the other transactions contemplated by the Separation and Distribution Agreement (including the Internal Contribution, and the Internal Distributions).

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means an unqualified opinion of a Tax Advisor on which Parent may rely to the effect that (i) a transaction will not affect the Tax-Free Status of (a) the Contribution and the Distribution, (b) the Internal Contribution and the First Internal Distribution, (c) the Second Internal Distribution, or (d) the Third Internal Distribution, and (ii) will not adversely affect any of the conclusions set forth in any Tax Opinion; provided, that any tax opinion obtained in connection with a proposed acquisition of SpinCo Capital Stock entered into during the Restriction Period shall not qualify as an Unqualified Tax Opinion unless such tax opinion concludes that such proposed acquisition will not be treated as “part of a plan (or series of related transactions),” within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes the Distribution or any Internal Distribution. Any such opinion must assume that the Contribution and Distribution, the Internal Contribution and each of the Internal Distributions would have qualified for Tax-Free Status if the transaction in question did not occur.

“Varex Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Varex Business” has the meaning set forth in the Separation and Distribution Agreement.

“Varex Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“VMSI Holdings” means Varian Medical Systems International Holdings, Inc., a Delaware corporation, and a directly wholly owned subsidiary of Parent.

“VMSN” means Varian Medical Systems Nederland B.V., a besloten vennootschap organized under the laws of the Netherlands, and a directly wholly owned subsidiary of VMSN Holdings.

“VMSN Holdings” means Varian Medical Systems Netherlands Holdings, Inc., a Delaware corporation, and a directly wholly owned subsidiary of VMSI Holdings.

Section 2. Allocation of Tax Liabilities.

Section 2.01 General Rule.

(a) Parent Liability. Parent shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for, Taxes which are allocated to Parent under this Section 2.

(b) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the Parent Group from and against any liability for, Taxes which are allocated to SpinCo under this Section 2.

Section 2.02 Allocation of U.S. Federal Income Tax and Federal Other Tax. Except as otherwise provided in Section 2.05, Federal Income Tax and Federal Other Tax shall be allocated as follows:

(a) Allocation of Tax Relating to Parent Federal Consolidated Income Tax Returns. With respect to any Parent Federal Consolidated Income Tax Return, Parent shall be responsible for any and all Federal Income Taxes due or required to be reported on any such Income Tax Return (including any increase in such Tax as a result of a Final Determination).

(b) Allocation of Tax Relating to Federal Separate Income Tax Returns. (i) Parent shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any Parent Separate Return (including any increase in such Tax as a result of a Final Determination); (ii) SpinCo shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any SpinCo Separate Return (including any increase in such Tax as a result of a Final Determination).

(c) Allocation of Federal Other Tax. Parent shall be responsible for any and all Federal Other Taxes attributable to the Parent Business (including any increase in such Tax as a result of a Final Determination). SpinCo shall be responsible for any and all Federal Other Taxes attributable to the Varex Business (including any increase in such Tax as a result of a Final Determination).

Section 2.03 Allocation of State Income and State Other Taxes. Except as otherwise provided in Section 2.05, State Income Tax and State Other Tax shall be allocated as follows:

(a) Allocation of Tax Relating to Parent State Combined Income Tax Returns. With respect to any Parent State Combined Income Tax Return, Parent shall be responsible for any and all State Income Taxes due or required to be reported on such Income Tax Return (including any increase in such Tax as a result of a Final Determination).

(b) Allocation of Tax Relating to State Separate Income Tax Returns. (i) Parent shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any Parent Separate Return (including any increase in such State Income Tax as a result of a Final Determination); (ii) SpinCo shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any SpinCo Separate Return (including any increase in such State Income Tax as a result of a Final Determination).

(c) Allocation of State Other Tax. Parent shall be responsible for any and all State Other Taxes attributable to the Parent Business (including any increase in such Tax as a result of a Final Determination). SpinCo shall be responsible for any and all State Other Taxes attributable to the Varex Business (including any increase in such Tax as a result of a Final Determination).

Section 2.04 Allocation of Foreign Taxes. Except as otherwise provided in Section 2.05, Foreign Income Tax and Foreign Other Tax shall be allocated as follows:

(a) Allocation of Tax Relating to Parent Foreign Combined Income Tax Returns. Parent shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any Parent Foreign Combined Income Tax Return (including any increase in such Tax as a result of a Final Determination).

(b) Allocation of Tax Relating to Separate Returns. (i) Parent shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any Parent Separate Return (including any increase in such Foreign Income Tax as a result of a Final Determination); (ii) SpinCo shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any SpinCo Separate Return (including any increase in such Foreign Income Tax as a result of a Final Determination).

(c) Allocation of Foreign Other Tax. Parent shall be responsible for any and all Foreign Other Taxes attributable to the Parent Business. SpinCo shall be responsible for any and all Foreign Other Taxes attributable to the Varex Business.

Section 2.05 Certain Transaction and Other Taxes.

(a) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the Parent Group from and against any liability for:

(i) subject to Section 2.05(a)(iv), any stamp, sales and use, gross receipts, or other transfer Taxes imposed by any Tax Authority on any member of the SpinCo Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(ii) any Tax resulting from a breach by SpinCo of any representation or covenant in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement;

(iii) any Tax-Related Losses for which SpinCo is responsible pursuant to Section 7.05 of this Agreement; and

(iv) any value-added Tax imposed by any Tax Authority on any transfer occurring pursuant to the Transactions to the extent any member of the SpinCo Group is the transferee with respect to the relevant transfer.

The amount for which SpinCo is liable pursuant to Section 2.05(a)(i), (ii) and (iv) shall include all accounting, legal and other professional fees, and court costs incurred in connection with the relevant Taxes.

(b) Parent Liability. Parent shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for:

(i) subject to Section 2.05(b)(iv), any stamp, sales and use, gross receipts, or other transfer Taxes imposed by any Tax Authority on any member of the Parent Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;

(ii) any Tax resulting from a breach by Parent of any representation or covenant in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement;

(iii) any Tax-Related Losses for which Parent is responsible pursuant to Section 7.05 of this Agreement; and

(iv) any value-added Tax imposed by any Tax Authority on any transfer occurring pursuant to the Transactions to the extent any member of the Parent Group is the transferee with respect to the relevant transfer.

The amounts for which Parent is liable pursuant to Section 2.05(b)(i), (ii) and (iv) shall include all accounting, legal and other professional fees, and court costs incurred in connection with the relevant Taxes.

Section 2.06 Attribution of Taxes. For purposes of Sections 2.02(c), 2.03(c), and 2.04(c), a Tax and any Tax Items shall be considered attributable to the Varex Business on the one hand and the Parent Business on the other (but not both) to the extent that such Tax and/or Tax Item would result if such Tax Return were prepared on a separate basis taking into account only the operations and assets of the Varex Business on the one hand and only the operations and assets of the Parent Business on the other hand (but not both), as applicable. Parent shall determine in good faith and otherwise in accordance with this Agreement which Tax Items are properly attributable to assets or activities of the Varex Business (and in the case of a Tax Item that is properly attributable to both the Varex Business and the Parent Business, the allocation of such Tax Item between the SpinCo Business and the Parent Business).

Section 3. Proration of Taxes for Straddle Periods.

(a) General Method of Proration. In the case of any Straddle Period, Tax Items shall be apportioned between Pre-Deconsolidation Periods and Post-Deconsolidation Periods in accordance with the principles of Treasury Regulations Section 1.1502-76(b) as reasonably interpreted and applied by Parent. With respect to the Parent Federal Consolidated Income Tax Return for the taxable year that includes the Distribution, Parent shall determine in its sole discretion whether to make an election under Treasury Regulations Section 1.1502-76(b)(2)(ii). SpinCo shall, and shall cause each member of the SpinCo Group to, take all actions necessary to give effect to such election.

(b) Transactions Treated as Extraordinary Item. In determining the apportionment of Tax Items between Pre-Deconsolidation Periods and Post-Deconsolidation Periods, any Tax Items relating to the Transactions shall be treated as extraordinary items described in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C) and shall (to the extent occurring on or prior to the Deconsolidation Date) be allocated to Pre-Deconsolidation Periods, and any Taxes related to such items shall be treated under Treasury Regulations Section 1.1502-76(b)(2)(iv) as relating to such extraordinary items and shall (to the extent occurring on or prior to the Deconsolidation Date) be allocated to Pre-Deconsolidation Periods.

Section 4. Preparation and Filing of Tax Returns.

Section 4.01 General. Except as otherwise provided in this Section 4, Tax Returns shall be prepared and filed when due (taking into account extensions) by the Person obligated to file such Tax Returns under the Code or applicable Tax Law. The Companies shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns, including by providing information required to be provided pursuant to Section 8.

Section 4.02 Parent’s Responsibility. Parent has the exclusive obligation and right to prepare and file, or to cause to be prepared and filed:

(a) Parent Federal Consolidated Income Tax Returns for any Tax Periods ending on, before or after the Deconsolidation Date;

(b) Parent State Combined Income Tax Returns, Parent Foreign Combined Income Tax Returns and any other Joint Returns which Parent reasonably determines are required to be filed (or which Parent chooses to be filed) by the Companies or any of their Affiliates for Tax Periods ending on, before or after the Deconsolidation Date; and

(c) Parent Separate Returns and SpinCo Separate Returns which Parent reasonably determines are required to be filed by the Companies or any of their Affiliates for Tax Periods ending on, before or after the Deconsolidation Date (limited, in the case of SpinCo Separate Returns, to such Returns as are required to be filed on or prior to the Deconsolidation Date).

Section 4.03 SpinCo’s Responsibility. SpinCo shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by or with respect to members of the SpinCo Group other than those Tax Returns which Parent is required or entitled to prepare and file under Section 4.02. The Tax Returns required to be prepared and filed by SpinCo under this Section 4.03 shall include (a) any SpinCo Federal Consolidated Income Tax Return for Tax Periods ending after the Deconsolidation Date and (b) SpinCo Separate Returns required to be filed after the Deconsolidation Date.

Section 4.04 Tax Accounting Practices.

(a) General Rule. Except as otherwise provided in Section 4.04(b), with respect to any Tax Return that SpinCo has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.03, for any Pre-Deconsolidation Period or any Straddle Period (or any Tax Period beginning after the Deconsolidation Date to the extent items reported on such Tax Return could reasonably be expected to affect items reported on any Tax Return that Parent has the obligation or right to prepare and file for any Pre-Deconsolidation Period or any Straddle Period), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question except to the extent (i) otherwise required by a change in applicable law or (ii) as would not have an adverse effect on Parent or its Affiliates. Except as otherwise provided in Section 4.04(b), Parent shall prepare any Tax Return which it has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.02, in accordance with reasonable Tax accounting practices selected by Parent.

(b) Reporting of Transactions. Except to the extent otherwise required by a change in applicable law or as a result of a Final Determination, (A) neither Parent nor SpinCo shall, and shall not permit or cause any member of its respective Group to, take any position that is inconsistent with the treatment of (i) the Contribution and Distribution, taken together, (ii) the Internal Contribution and the First Internal Distribution, taken together, (iii) the Second Internal Distribution, or (iv) the Third Internal Distribution, in each case, as having Tax-Free Status (or analogous status under state or local law) and, (B) SpinCo shall not knowingly, and shall not knowingly permit or cause any member of the SpinCo Group to, take any position with respect to an item of income, deduction, gain, loss, or credit on a Tax Return, or otherwise treat such item in a manner which is inconsistent with the manner such item is reported on a Tax Return required to be prepared or filed by Parent pursuant to Section 4.02 hereof (including, without limitation, the claiming of a deduction previously claimed on any such Tax Return).

Section 4.05 Consolidated or Combined Tax Returns. SpinCo will elect and join, and will cause its respective Affiliates to elect and join, in filing any Parent State Combined Income Tax Returns, Parent Foreign Combined Income Tax Returns, and any other Joint Returns that Parent determines are required to be filed by the Companies or any of their Affiliates (or that Parent chooses to file pursuant to Section 4.02(b)) for Tax Periods ending on, before or after the Deconsolidation Date. With respect to any SpinCo Separate Returns relating to any Tax Period (or portion thereof) ending on or prior to the Distribution Date, SpinCo will elect and join, and will cause its respective Affiliates to elect and join, in filing consolidated, unitary, combined, or other similar joint Tax Returns, to the extent each entity is eligible to join in such Tax Returns, if Parent reasonably determines that the filing of such Tax Returns is consistent with past reporting practices, or, in the absence of applicable past practices, will result in the minimization of the net present value of the aggregate Tax to the entities eligible to join in such Tax Returns.

Section 4.06 Right to Review Tax Returns.

(a) General. The Responsible Company with respect to any material Tax Return shall make such Tax Return (or the relevant portions thereof), related workpapers, and other supporting documents available for review by the other Company, if requested, to the extent (i) such Tax Return relates to Taxes for which such other Company is or would reasonably be expected to be liable, (ii) such other Company is or would reasonably be expected to be liable in whole or in part for any additional Taxes owing as a result of adjustments to the amount of Taxes reported on such Tax Return, (iii) such Tax Return relates to Taxes for which the other Company would reasonably be expected to have a claim for Tax Benefits under this Agreement, or (iv) reasonably necessary for the other Company to confirm compliance with the terms of this Agreement. The Responsible Company shall use reasonable efforts to make such Tax Return, workpapers, and other supporting documents available for review as required under this paragraph promptly once such Tax Return is materially complete, but in any event no later than 20 days in advance of the due date for filing such Tax Return (unless the Responsible Company receives a request for review from the other Company within 20 days of the due date for filing such Tax Return, in which case the Responsible Company shall make such Tax Return, workpapers, and other supporting documents available promptly after the receipt of such request), such that the other Company has a meaningful opportunity to review and comment on such Tax Return and shall use reasonable efforts to have such Tax Return modified before filing, taking into account the person responsible for payment of the Tax (if any) reported on such Tax Return and whether the amount of Tax liability at issue is material. The Companies shall attempt in good faith to resolve any disagreement arising out of the review of such Tax Return and, failing such resolution, any disagreement shall be resolved in accordance with the disagreement resolution provisions of Section 14 as promptly as practicable. For purposes of this Section 4.06(a), a Tax Return is “material” if it could reasonably be expected to reflect (A) Tax liability equal to or in excess of $1 million, (B) a credit or credits equal to or in excess of $1 million or (C) a loss or losses equal to or in excess of $3 million.

(b) Execution of Returns Prepared by Other Party. In the case of any Tax Return which is required to be prepared and filed by one Company under this Agreement and which is required by law to be signed by the other Company (or by its authorized representative), the Company which is legally required to sign such Tax Return shall not be required to sign such Tax Return under this Agreement unless there is at least a reasonable basis for the Tax treatment of each material item reported on the Tax Return.

Section 4.07 SpinCo Carrybacks and Claims for Refund. SpinCo hereby agrees that, unless Parent consents in writing, (i) no Adjustment Request with respect to any Tax Return with respect to which Parent is the Responsible Company (including any Joint Return) or any other Tax Return reflecting Taxes for which Parent is responsible under Section 2 shall be filed, and (ii) any available elections to waive the right to claim in any Pre-Deconsolidation Period with respect to any Tax Return with respect to which Parent is the Responsible Company (including any Joint Return) or any Tax Return reflecting Taxes for which both Parent and SpinCo are responsible under Section 2 any SpinCo Carryback arising in a Post-Deconsolidation Period shall be made, and no affirmative election shall be made to claim any such SpinCo Carryback;

provided, however, that the parties agree that any such Adjustment Request shall be made with respect to any SpinCo Carryback related to U.S. federal or State Income Taxes, upon the reasonable request of SpinCo, if such SpinCo Carryback is necessary to prevent the loss of the federal and/or State Income Tax Benefit of such SpinCo Carryback (including, but not limited to, an Adjustment Request with respect to a SpinCo Carryback of a federal or State capital loss arising in a Post-Deconsolidation Period to a Pre-Deconsolidation Period) and such Adjustment Request, based on Parent’s sole determination, will cause no Tax detriment to Parent, the Parent Group or any member of the Parent Group. Any Adjustment Request which Parent consents to make under this Section 4.07 shall be prepared and filed by the Responsible Company for the Tax Return to be adjusted.

Section 4.08 Apportionment of Taxes, Earnings and Profits and Tax Attributes.

(a) If the Parent Affiliated Group has a Tax Attribute, the portion, if any, of such Tax Attribute apportioned to SpinCo or the members of the SpinCo Group and treated as a carryover to the first Post Deconsolidation Period of SpinCo (or such member) shall be determined by Parent in accordance with Treasury Regulations Sections 1.1502-21, 1.1502-21T, 1.1502-22, 1.1502-79 and, if applicable, 1.1502-79A.

(b) No Tax Attribute with respect to consolidated Federal Income Tax of the Parent Affiliated Group, other than those described in Section 4.08(a), and no Tax Attribute with respect to consolidated, combined or unitary state, local, or foreign Income Tax, in each case, arising in respect of a Joint Return shall be apportioned to SpinCo or any member of the SpinCo Group, except as Parent (or such member of the Parent Group as Parent shall designate) determines is otherwise required under applicable law.

(c) Parent (or its designee) shall determine the portion, if any, of any Tax Attribute which must (absent a Final Determination to the contrary) be apportioned to SpinCo or any member of the SpinCo Group in accordance with this Section 4.08 and applicable law and the amount of tax basis and earnings and profits to be apportioned to SpinCo or any member of the SpinCo Group in accordance with this Section 4.08 and applicable law, and shall provide written supporting documentation of the calculation thereof to SpinCo as soon as reasonably practicable after the information necessary to make such calculation becomes available to Parent. For the absence of doubt, Parent shall not be liable to SpinCo or any member of the SpinCo Group for any failure of any determination under this Section 4.08 to be accurate under applicable law.

(d) The written documentation delivered by Parent pursuant to Section 4.08(c) shall be binding on SpinCo and each member of the SpinCo Group and shall not be subject to dispute resolution. Except to the extent otherwise required by a change in applicable law or pursuant to a Final Determination, SpinCo shall not take any position (whether on a Tax Return or otherwise) that is inconsistent with the information contained in such written documentation.

Section 5. Tax Payments.

Section 5.01 Payment of Taxes with Respect to Parent Federal Consolidated Income Tax Returns and Parent State Combined Income Tax Returns. Parent shall pay (a) to the IRS any Tax due with respect to any Parent Federal Consolidated Income Tax Return (including any Federal Income Tax due from the Parent Affiliated Group that is required to be paid as a result of an adjustment to an Parent Federal Consolidated Income Tax Return) and (b) to the applicable Tax Authority any Tax due with respect to any Parent State Combined Income Tax Return (including any State Income Tax due that is required to be paid as a result of an adjustment to a Parent State Combined Income Tax Return).

Section 5.02 Payment of Taxes with Respect to Joint Returns (Other Than a Parent Federal Consolidated Income Tax Return or Parent State Combined Income Tax Return) and Certain Returns of Other Taxes. In the case of (I) any Joint Return (other than a Parent Federal Consolidated Income Tax Return or Parent State Combined Income Tax Return) and (II) any Return of Other Taxes reflecting Taxes for which both Parent and SpinCo are responsible under Section 2:

(a) Payment of Tax Due. The Responsible Company shall compute the amount of Tax required to be paid to the applicable Tax Authority (taking into account the requirements of Section 4.04 relating to consistent accounting and reporting practices, as applicable) with respect to any Tax Return on the Payment Date for such Tax Return. The Responsible Company shall pay such amount to such Tax Authority on or before such Payment Date. The Responsible Company shall provide notice to the other Company setting forth such other Company’s responsibility for the amount of Taxes paid to the Tax Authority and provide proof of payment of such Taxes.

(b) Computation and Payment of Liability with Respect to Tax Due. Within 30 days following the earlier of (i) the due date (taking into account extensions) for filing any such Tax Return (excluding any Tax Return with respect to payment of estimated Taxes or Taxes due with a request for extension of time to file) or (ii) the date on which such Tax Return is filed, if Parent is the Responsible Company, then SpinCo shall pay to Parent the amount, if any, allocable to the SpinCo Group under the provisions of this Agreement, and if SpinCo is the Responsible Company, then Parent shall pay to SpinCo the amount, if any, allocable to the Parent Group under the provisions of this Agreement, in each case, plus interest computed at the Prime Rate on the amount of the payment based on the number of days from the earlier of (i) the due date of the Tax Return (including extensions) or (ii) the date on which such Tax Return is filed, to the date of payment. For the avoidance of doubt, however, (x) the 30-day period described herein shall not commence unless and until the Responsible Company notifies the other Company pursuant to Section 5.02(a) hereof, and (y) interest shall not accrue during any time period where such notification has not been received, unless such notification is received within the 30-day period described herein, in which case interest shall accrue beginning on the earlier of (i) the due date of the Tax Return (excluding extensions) or (ii) the date on which such Tax Return is filed.

(c) Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any such Tax Return, the Responsible Company shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to such Final Determination. The Responsible Company shall compute the amount attributable to the SpinCo Group or the Parent Group (as the case may be) in accordance with this Agreement and SpinCo shall pay to Parent any amount due Parent (or Parent shall pay SpinCo any amount due SpinCo) under this Agreement within 30 days from the later of (i) the date the additional Tax was paid by the Responsible Company or, in an instance where no cash payment is due to a Tax Authority, the date of such Final Determination, or (ii) the date of receipt of a written notice and demand from the Responsible Company for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Any payments required under this Section 5.02(c) shall include interest computed at the Prime Rate based on the number of days from the date the additional Tax was paid by the Responsible Company (or, in an instance where no cash payment is due to a Tax Authority, the date of such Final Determination) to the date of the payment under this Section 5.02(c).

(d) Notwithstanding anything to the contrary herein, if the amount to be paid pursuant to Section 5.02(b) or (c) (in each case, excluding interest) is in excess of $1 million, then, no later than the later of (i) 5 business days after the date of receipt of a written notice and demand from the Responsible Company for payment of the amount due, accompanied by a statement detailing the Taxes required to be paid and (ii) 3 business days prior to the due date for the payment of such Tax, SpinCo shall pay to Parent any amount due Parent (or Parent shall pay SpinCo any amount due SpinCo under Section 2.

Section 5.03 Payment of Separate Company Taxes. Each Company shall pay, or shall cause to be paid, to the applicable Tax Authority when due all Taxes owed by such Company or a member of such Company’s Group with respect to a Separate Return of Income Taxes and with respect to a Separate Return of Other Taxes (provided that Separate Returns of Other Taxes described in clause (II) of Section 5.02 shall be governed by Section 5.02).

Section 5.04 Indemnification Payments.

(a) If any Company (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Company (the “Required Party”) is liable for under this Agreement, the Payor shall provide notice to the Required Party of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Such Required Party shall have a period of 30 days after the receipt of notice to respond thereto. Unless the Required Party disputes the amount it is liable for under this Agreement, the Required Party shall reimburse the Payor within 45 days of delivery by the Payor of the notice described above. To the extent the Required Party does not agree with the amount the Payor claims the Required Party is liable for under this Agreement, the dispute shall be resolved in accordance with Section 14. Any reimbursement shall include interest on the Tax payment computed at the Prime Rate based on the number of days from the date of the payment to the Tax Authority to the date of reimbursement under this Section 5.04. Notwithstanding anything to the contrary herein, if the amount to be paid pursuant to this Section 5.04 (excluding interest) is in excess of $1 million, then, no later than the later of (i) 5 business days after delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by a statement detailing the Taxes required to be paid and describing in reasonable detail the particulars relating thereto, (ii) 3 business days prior to the due date for the payment of such Tax, the Required Party shall pay the Payor.

(b) Any Tax indemnity payment required to be made by the Required Party pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Required Party by the other Company pursuant to Section 6. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax Item (or adjustment of such Tax Item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.

(c) All indemnification payments under this Agreement shall be made by Parent directly to SpinCo and by SpinCo directly to Parent; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, any member of the Parent Group, on the one hand, may make such indemnification payment to any member of the SpinCo Group, on the other hand, and vice versa.

Section 6. Tax Benefits.

Section 6.01 Tax Benefits.

(a) Except as set forth below, Parent shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which Parent is liable hereunder, SpinCo shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which SpinCo is liable hereunder, and a Company receiving a refund to which another Company is entitled hereunder in whole or in part shall pay over such refund (or portion thereof) to such other Company within 30 days after such refund is received (together with interest computed at the Prime Rate based on the number of days from the date the refund was received to the date the refund was paid over).

(b) If a member of the SpinCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the Parent Group is liable hereunder (or reduces any Tax Attribute of a member of the Parent Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), or if a member of the Parent Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination that increases Taxes for which a member of the SpinCo Group is liable hereunder (or reduces any Tax Attribute of a member of the SpinCo Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), SpinCo or Parent, as the case may be, shall make a payment to either Parent or SpinCo, as appropriate, within 30 days following such actual realization of the Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment), plus interest on such amount computed at the Prime Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this Section 6.01(b).

(c) No later than 30 days after a Tax Benefit described in Section 6.01(b) is actually realized in cash by a member of the Parent Group or a member of the SpinCo Group, Parent (if a member of the Parent Group actually realizes such Tax Benefit) or SpinCo (if a member of the SpinCo Group actually realizes such Tax Benefit) shall provide the other Company with a written calculation of the amount payable to such other Company by Parent or SpinCo pursuant to this Section 6. In the event that Parent or SpinCo disagrees with any such calculation described in this Section 6.01(c), Parent or SpinCo shall so notify the other Company in writing within 15 days of receiving the written calculation set forth above in this Section 6.01(c). Parent and SpinCo shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 6 shall be determined in accordance with the disagreement resolution provisions of Section 14 as promptly as practicable. To the extent the amount payable determined pursuant to this Section 6.01(c) differs from the amount paid pursuant to Section 6.01(b), an appropriate adjusting payment shall be made promptly.

(d) SpinCo shall be entitled to any refund that is attributable to, and would not have arisen but for, a SpinCo Carryback pursuant to the proviso set forth in Section 4.07; provided, however, SpinCo shall indemnify and hold the members of the Parent Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Carryback, including (but not limited to) the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Parent Group or an Affiliate thereof if (x) such Tax Attributes expire unutilized, but would have been utilized but for such Carryback, or (y) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been utilized but for such Carryback. Any such payment of such refund made by Parent to SpinCo pursuant to this Section 6.01(d) shall be recalculated in light of any Final Determination (or any other facts that may arise or come to light after such payment is made, such as a carryback of an Parent Group Tax Attribute to a Tax Period in respect of which such refund is received) that would affect the amount to which SpinCo is entitled, and an appropriate adjusting payment shall be made by SpinCo to Parent such that the aggregate amount paid pursuant to this Section 6.01(d) equals such recalculated amount (with interest computed at the Prime Rate).

Section 6.02 Parent and SpinCo Income Tax Deductions in Respect of Certain Equity Awards and Incentive Compensation.

(a) Allocation of Deductions. To the extent permitted by applicable law, Income Tax deductions arising by reason of exercises of options to purchase Parent or SpinCo stock or settlement of restricted stock awards, restricted stock units or performance stock unit awards, in each case, following the Distribution, with respect to Parent stock or SpinCo stock (such options, restricted stock units, or performance stock unit awards, collectively, “Compensatory Equity Interests”) held by any Person shall be claimed by the issuing corporation.

(b) Withholding and Reporting. Tax reporting and withholding with respect to Compensatory Equity Interests shall be governed by Section 4.02(e) of the Employee Matters Agreement.

Section 7. Tax-Free Status.

Section 7.01 Representations.

(a) Each of Parent and SpinCo hereby represents and warrants that (A) it has reviewed the Representation Letters and (B) subject to any qualifications therein, all information, representations and covenants contained in such Representation Letters that relate to such Company or any member of its Group are true, correct and complete.

(b) SpinCo hereby represents and warrants that it has no plan or intention of taking any action, or failing to take any action (or causing or permitting any member of its Group to take or fail to take any action), in each case, from and after the Distribution Date, that could reasonably be expected to cause any representation or factual statement made in this Agreement, the Separation and Distribution Agreement, the Representation Letters or any of the Ancillary Agreements to be untrue.

(c) SpinCo hereby represents and warrants that, during the two-year period ending on the Distribution Date, there was no “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding an acquisition of all or a significant portion of the SpinCo Capital Stock (or any predecessor); provided, however, that no representation is made regarding any such “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations 1.355-7(h)) by any one or more officers or directors of Parent.

Section 7.02 Restrictions on SpinCo.

(a) SpinCo agrees that it will not take or fail to take, or cause or permit any SpinCo Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements or any Representation Letter. SpinCo agrees that it will not take or fail to take, or permit any SpinCo Affiliate to take or fail to take, any action which prevents or could reasonably be expected to prevent (A) the Tax-Free Status, or (B) any other transaction contemplated by the Separation and Distribution Agreement which is intended by the parties to be tax-free from so qualifying.

(b) Reserved.

(c) SpinCo agrees that, from the date hereof until the first day after the Restriction Period, it will (i) maintain its status as a company engaged in the SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code and (ii) not engage in any transaction that would result in it ceasing to be a company engaged in the SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code. SpinCo further agrees that, from the date hereof until the first day after the Restriction Period, it will cause Internal SpinCo to (A) maintain its status as a company engaged in the Internal SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code and (B) not engage in any transaction that would result in it ceasing to be a company engaged in the Internal SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code.

(d) SpinCo agrees that, from the date hereof until the first day after the Restriction Period, it will not (i) enter into any Proposed Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (a) redeeming rights under a shareholder rights plan, (b) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, or (c) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of SpinCo’s charter or bylaws or otherwise), (ii) merge or consolidate with any other Person or liquidate or partially liquidate, (iii) in a single transaction or series of transactions (A) sell or transfer (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to SpinCo pursuant to the Contribution, (B) sell or transfer 30% or more of the gross assets of the SpinCo Active Trade or Business or (C) sell or transfer 30% or more of the consolidated gross assets of SpinCo and its Affiliates (in each case, such percentages to be measured based on fair market value as of the Distribution Date), (iv) redeem or otherwise repurchase (directly or through a SpinCo Affiliate) any SpinCo stock, or rights to acquire stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment by Revenue Procedure 2003-48), (v) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo Capital Stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock), (vi) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation or covenant made in the Representation Letters) which in the aggregate (and taking into account any other transactions described in this subparagraph (d)) would be reasonably likely to have the effect of causing or permitting one or more persons to acquire, directly or indirectly, stock representing a Fifty-Percent or Greater Interest in SpinCo or otherwise jeopardize the Tax-Free Status of the Contribution, the Distribution, the Internal Contribution, or any of the Internal Distributions, or (vii) cause or permit Internal SpinCo to take any action or enter into any transaction described in the preceding clauses (ii), (iii), (iv), (v) or (vi) (substituting references therein to “SpinCo,” the “Contribution,” the “SpinCo Active Trade or Business” and “SpinCo Capital Stock” with references to “Internal SpinCo,” the “Internal Contribution,” the “Internal SpinCo Active Trade or Business” and “Internal SpinCo Capital Stock”) unless, in each case, prior to taking any such action set forth in the foregoing clauses (i) through (vii), (A) SpinCo shall have requested that Parent obtain a private letter ruling (or, if applicable, a supplemental private letter ruling) from the IRS and/or any other applicable Tax Authority in accordance with Section 7.04(b) and (d) of this Agreement to the effect that such transaction will not affect the Tax-Free Status and Parent shall have received such a private letter ruling in form and substance satisfactory to Parent in its sole and absolute discretion (and in determining whether a private letter ruling is satisfactory, Parent may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations made in connection with such private letter ruling), or (B) SpinCo shall provide Parent with an Unqualified Tax Opinion in form and substance satisfactory to Parent in its sole and absolute discretion (and in determining whether an opinion is satisfactory, Parent may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations if used as a basis for the opinion and Parent may determine that no opinion would be acceptable to Parent) or (C) Parent shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.

(e) Certain Issuances of SpinCo Capital Stock. If SpinCo proposes to enter into any Section 7.02(e) Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Section 7.02(e) Acquisition Transaction, proposes to permit any Section 7.02(e) Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the Restriction Period, SpinCo shall provide Parent, no later than ten days following the signing of any written agreement with respect to the Section 7.02(e) Acquisition Transaction, with a written description of such transaction (including the type and amount of SpinCo Capital Stock to be issued in such transaction) and a certificate of the Chief Financial Officer of SpinCo to the effect that the Section 7.02(e) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 7.02(d) apply (a “CFO Certificate”).

Section 7.03 Restrictions on Parent. Parent agrees that it will not take or fail to take, or cause or permit any member of the Parent Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements or any Representation Letters. Parent agrees that it will not take or fail to take, or cause or permit any member of the Parent Group to take or fail to take, any action which prevents or could reasonably be expected to prevent (A) the Tax-Free Status, or (B) any other transaction contemplated by the Separation and Distribution Agreement which is intended by the parties to be tax-free from so qualifying.

Section 7.04 Procedures Regarding Opinions and Rulings.

(a) If SpinCo notifies Parent that it desires to take one of the actions described in clauses (i) through (vii) of Section 7.02(d) (a “Notified Action”), Parent and SpinCo shall reasonably cooperate to attempt to obtain the private letter ruling or Unqualified Tax Opinion referred to in Section 7.02(d), unless Parent shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.

(b) Rulings or Unqualified Tax Opinions at SpinCo’s Request. At the reasonable request of SpinCo pursuant to Section 7.02(d), Parent shall cooperate with SpinCo and use its reasonable best efforts to seek to obtain, as expeditiously as possible, a private letter ruling from the IRS (and/or any other applicable Tax Authority, or if applicable, a supplemental private letter ruling) or cooperate with SpinCo to enable SpinCo to obtain an Unqualified Tax Opinion for the purpose of permitting SpinCo to take the Notified Action. Further, in no event shall Parent be required to file any request for a private letter ruling under this Section 7.04(b) unless SpinCo represents that (A) it has reviewed the request for such private letter ruling, and (B) all information and representations, if any, relating to any member of the SpinCo Group, contained in the related private letter ruling documents are (subject to any qualifications therein) true, correct and complete. SpinCo shall reimburse Parent for all reasonable costs and expenses incurred by the Parent Group in obtaining a private letter ruling or Unqualified Tax Opinion requested by SpinCo within 10 business days after receiving an invoice from Parent therefor.

(c) Rulings or Unqualified Tax Opinions at Parent’s Request. Parent shall have the right to obtain a private letter ruling (or, if applicable, a supplemental private letter ruling) from the IRS (and/or any other applicable Tax Authority) or an Unqualified Tax Opinion at any time in its sole and absolute discretion. If Parent determines to obtain a private letter ruling or an Unqualified Tax Opinion, SpinCo shall (and shall cause each Affiliate of SpinCo to) cooperate with Parent and take any and all actions reasonably requested by Parent in connection with obtaining the private letter ruling or Unqualified Tax Opinion (including, without limitation, by making any representation or covenant or providing any materials or information requested by the IRS (or other applicable Tax Authority) or Tax Advisor; provided that SpinCo shall not be required to make (or cause any Affiliate of SpinCo to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control). Parent and SpinCo shall each bear its own costs and expenses in obtaining a private letter ruling or an Unqualified Tax Opinion requested by Parent.

(d) SpinCo hereby agrees that Parent shall have sole and exclusive control over the process of obtaining any private letter ruling pursuant to Section 7.04(b) or (c), and that only Parent shall apply for such a private letter ruling. In connection with obtaining a private letter ruling pursuant to Section 7.04(b), (A) Parent shall keep SpinCo informed in a timely manner of all material actions taken or proposed to be taken by Parent in connection therewith; (B) Parent shall (1) reasonably in advance of the submission of any related private letter ruling documents provide SpinCo with a draft copy thereof, (2) reasonably consider SpinCo’s comments on such draft copy, and (3) provide SpinCo with a final copy; and (C) Parent shall provide SpinCo with notice reasonably in advance of, and SpinCo shall have the right to attend, any formally scheduled meetings with the IRS (or other applicable Tax Authority) (subject to the approval of the IRS (or other applicable Tax Authority)) that relate to such private letter ruling. Neither SpinCo nor any SpinCo Affiliate directly or indirectly controlled by SpinCo shall seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the Contribution and the Distribution, the Internal Contribution and the First Internal Distribution, the Second Internal Distribution, or the Third Internal Distribution (including the impact of any transaction on any of the foregoing).

Section 7.05 Liability for Tax-Related Losses.

(a) Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.05(c), SpinCo shall be responsible for, and shall indemnify and hold harmless Parent and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution or the Distribution) of all or a portion of SpinCo’s Capital Stock and/or its or its subsidiaries’ assets (including any Internal SpinCo Capital Stock) by any means whatsoever by any Person, (B) any “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding transactions or events that cause the Distribution or any Internal Distribution to be treated as part of a plan pursuant to which one or more Persons acquire, directly or indirectly, stock of SpinCo or Internal SpinCo, in each case, representing a Fifty-Percent or Greater Interest therein, (C) any action or failure to act by SpinCo after the Distribution (including, without limitation, any amendment to SpinCo’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of SpinCo stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock), (D) any act or failure to act by SpinCo or any SpinCo Affiliate described in Section 7.02 (regardless whether such act or failure to act is covered by a private letter ruling, Unqualified Tax Opinion or waiver described in clause (A), (B) or (C) of Section 7.02(d)), a CFO Certificate described in Section 7.02(e) or a consent described in Section 7.02(g)) or (E) any breach by SpinCo of its agreements and representations set forth in Section 7.01.

(b) Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.05(c), Parent shall be responsible for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to, or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution or the Distribution) of all or a portion of Parent’s stock and/or its or its subsidiaries’ assets (including any capital stock of VMSN, VMSN Holdings, or VMSI Holdings) by any means whatsoever by any Person, (B) any “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the Parent Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding transactions or events that cause the Distribution, or any Internal Distribution to be treated as part of a plan pursuant to which one or more Persons acquire, directly or indirectly, stock of Parent, VMSN, VMSN Holdings, or VMSI Holdings, in each case, representing a Fifty-Percent or Greater Interest therein, (C) any act or failure to act by Parent or a member of the Parent Group described in Section 7.03 or (D) any breach by Parent of its agreement and representations set forth in Section 7.01(a).

(c)

(i) To the extent that any Tax-Related Loss is subject to indemnity under both Sections 7.05(a) and (b), responsibility for such Tax-Related Loss shall be shared by Parent and SpinCo according to relative fault.

(ii) Notwithstanding anything in Section 7.05(b) or (c)(i) or any other provision of this Agreement or the Separation and Distribution Agreement to the contrary:

(A) with respect to (I) any Tax-Related Loss resulting from the application of Section 355(e) or Section 355(f) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in Parent, VMSN, VMSN Holdings, or VMSI Holdings) and (II) any other Tax-Related Loss resulting, in whole or in part, from an acquisition after the Distribution of any stock or assets of SpinCo (or any SpinCo Affiliate) by any means whatsoever by any Person or any action or failure to act by SpinCo affecting the voting rights of SpinCo, SpinCo shall be responsible for, and shall indemnify and hold harmless Parent and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Loss; and

(B) for purposes of calculating the amount and timing of any Tax-Related Loss for which SpinCo is responsible under this Section 7.05, Tax-Related Losses shall be calculated by assuming that Parent, the Parent Affiliated Group and each member of the Parent Group (I) pay Tax at the highest marginal corporate Tax rates in effect in each relevant taxable year and (II) have no Tax Attributes in any relevant taxable year.

(iii) Notwithstanding anything in Section 7.05(a) or (c)(i) or any other provision of this Agreement or the Separation and Distribution Agreement to the contrary, (A) with respect to (I) any Tax-Related Loss resulting from the application of Section 355(e) or Section 355(f) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in SpinCo or Internal SpinCo) and (II) any other Tax-Related Loss resulting, in whole or in part, from an acquisition after the Distribution of any stock or assets of Parent (or any Parent Affiliate) by any means whatsoever by any Person, Parent shall be responsible for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Loss; and (B) for purposes of calculating the amount and timing of any Tax-Related Loss for which Parent is responsible under this Section 7.05, Tax-Related Losses shall be calculated by assuming that SpinCo, the SpinCo Group, and each member of the SpinCo Group (I) pay Tax at the highest marginal corporate Tax rates in effect in each relevant taxable year and (II) have no Tax Attributes in any relevant taxable year.

(d) SpinCo shall pay Parent the amount of any Tax-Related Losses for which SpinCo is responsible under this Section 7.05: (A) in the case of Tax-Related Losses described in clause (i) of the definition of Tax-Related Losses no later than two business days prior to the date Parent files, or causes to be filed, the applicable Tax Return for the year of the Contribution or Distribution, as applicable (the “Filing Date”) (provided that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (a), (b) or (c) of the definition of “Final Determination,” then SpinCo shall pay Parent no later than two business days prior to the due date for making payment with respect to such Final Determination) and (B) in the case of Tax-Related Losses described in clause (ii) or (iii) of the definition of Tax-Related Losses, no later than two business days after the date Parent pays such Tax-Related Losses. Parent shall pay SpinCo the amount of any Tax-Related Losses (described in clause (ii) or (iii) of the definition of Tax-Related Loss) for which Parent is responsible under this Section 7.05 no later than two business days after the date SpinCo pays such Tax-Related Losses. Each party shall have the right to review the calculation of any Tax-Related Losses prepared by the other party, including any related workpapers and other supporting documentation.

Section 7.06 Section 336(e) Election. If Parent determines, in its sole discretion, that a protective election under Section 336(e) of the Code (a “Section 336(e) Election”) shall be made with respect to the Distribution, SpinCo shall (and shall cause the relevant member of the SpinCo Group to) join with Parent or the relevant member of the Parent Group in the making of such election and shall take any action reasonably requested by Parent or that is otherwise necessary to give effect to such election (including making any other related election). If a Section 336(e) Election is made with respect to the Distribution, then this Agreement shall be amended in such a manner as is determined by Parent in good faith to take into account such Section 336(e) Election (including by requiring that, in the event the Contribution and Distribution fail to have Tax-Free Status and Parent is not entitled to indemnification for the Tax-Related Losses arising from such failure, SpinCo shall pay over to Parent any Tax Benefits actually realized in cash by the SpinCo Group or any member of the SpinCo Group arising from the step-up in Tax basis resulting from the Section 336(e) Election); provided, such amounts payable shall be reduced by all reasonable costs incurred by SpinCo to amend any Tax Returns or other governmental filings related to such Section 336(e) Election.

Section 8. Assistance and Cooperation.

Section 8.01 Assistance and Cooperation.

(a) Each of the Companies shall provide (and cause its Affiliates to provide) the other and its agents, including accounting firms and legal counsel, with such cooperation or information as such other Company reasonably requests in connection with Tax matters relating to the Companies and their Affiliates, including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making available, upon reasonable notice, all information and documents in their possession relating to the other Company and its Affiliates as provided in Section 9. Each of the Companies shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

(b) Any information or documents provided under this Section 8 or Section 9 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, (i) neither Parent nor any Parent Affiliate shall be required to provide SpinCo or any SpinCo Affiliate or any other Person access to or copies of any information (including the proceedings of any Tax Contest) other than information that relate solely to SpinCo, the business or assets of SpinCo or any SpinCo Affiliate and (ii) in no event shall Parent or any Parent Affiliate be required to provide SpinCo, any SpinCo Affiliate or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that Parent determines that the provision of any information to SpinCo or any SpinCo Affiliate could be commercially detrimental, violate any law or agreement or waive any Privilege, the parties shall use reasonable best efforts to permit compliance with its obligations under this Section 8 or Section 9 in a manner that avoids any such harm or consequence.

Section 8.02 Income Tax Return Information. SpinCo and Parent acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Parent or SpinCo pursuant to Section 8.01 or this Section 8.02. SpinCo and Parent acknowledge that failure to conform to the deadlines set forth herein or reasonable deadlines otherwise set by Parent or SpinCo could cause irreparable harm. Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare Tax Returns. Any information or documents the Responsible Company requires to prepare such Tax Returns shall be provided in such form as the Responsible Company reasonably requests and in sufficient time for the Responsible Company to file such Tax Returns on a timely basis.

Section 8.03 Reliance by Parent. If any member of the SpinCo Group supplies information to a member of the Parent Group in connection with a Tax liability and an officer of a member of the Parent Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Parent Group identifying the information being so relied upon, the chief financial officer of SpinCo (or any officer of SpinCo as designated by the chief financial officer of SpinCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. SpinCo agrees to indemnify and hold harmless each member of the Parent Group and its directors, officers and employees from and against any fine, penalty, or other cost or expense of any kind attributable to a member of the SpinCo Group having supplied, pursuant to this Section 8, a member of the Parent Group with inaccurate or incomplete information in connection with a Tax liability.

Section 8.04 Reliance by SpinCo. If any member of the Parent Group supplies information to a member of the SpinCo Group in connection with a Tax liability and an officer of a member of the SpinCo Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the SpinCo Group identifying the information being so relied upon, the chief financial officer of Parent (or any officer of Parent as designated by the chief financial officer of Parent) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. Parent agrees to indemnify and hold harmless each member of the SpinCo Group and its directors, officers and employees from and against any fine, penalty, or other cost or expense of any kind attributable to a member of the Parent Group having supplied, pursuant to this Section 8, a member of the SpinCo Group with inaccurate or incomplete information in connection with a Tax liability.

Section 9. Tax Records.

Section 9.01 Retention of Tax Records. Each Company shall preserve and keep all Tax Records (including emails and other digitally stored materials) exclusively relating to the assets and activities of its Group for Pre-Deconsolidation Periods, and Parent shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Deconsolidation Tax Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven years after the Deconsolidation Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon 90 days’ prior written notice to the other Company. If, prior to the Retention Date, a Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 9 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon 90 days’ prior notice to the other Company. Any notice of an intent to dispose given pursuant to this Section 9.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail the files, books, or other records being disposed. The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such 90-day period, all or any part of such Tax Records, and the other Company will then dispose of the same Tax Records. If, at any time prior to the Retention Date, a Company determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such Company may decommission or discontinue such program or system upon 90 days’ prior notice to the other Company, and the other Company shall have the opportunity, at its cost and expense, to copy, within such 90-day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 9.02 Access to Tax Records. The Companies and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Company and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case, to the extent reasonably required by the other Company in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement. To the extent any Tax Records are required to be or are otherwise transferred by the Companies or their respective Affiliates to any Person other than an Affiliate, the Company or its respective Affiliates shall transfer such records to the other Company at such time.

Section 10. Tax Contests.

Section 10.01 Notice. Each of the Companies shall provide prompt notice to the other Company of any written communication from a Tax Authority regarding any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for which it may be entitled to indemnification by the other Company hereunder. Such notice shall include copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. The failure of one Company to notify the other of such communication in accordance with the immediately preceding sentences shall not relieve such other Company of any liability or obligation to pay such Tax or make indemnification payments under this Agreement, except to the extent that the failure timely to provide such notification actually prejudices the ability of such other Company to contest such Tax liability or increases the amount of such Tax liability.

Section 10.02 Control of Tax Contests.

(a) Separate Company Taxes. In the case of any Tax Contest with respect to any Separate Return (other than a Separate Return of Other Taxes described in clause (II) of Section 5.02), the Company having liability for the Tax shall have exclusive control over the Tax Contest, including with respect to any settlement of such Tax liability, subject to Section 10.02(e) below.

(b) Parent Federal Consolidated Income Tax Return and Parent State Combined Income Tax Return. In the case of any Tax Contest with respect to any Parent Federal Consolidated Income Tax Return or any Parent State Combined Income Tax Return, Parent shall have exclusive control over the Tax Contest, including with respect to any settlement of such Tax liability, subject to Section 10.02(e)(i) below.

(c) Parent Foreign Combined Income Tax Return. In the case of any Tax Contest with respect to any Parent Foreign Combined Income Tax Return, Parent shall have exclusive control over the Tax Contest, including with respect to any settlement of such Tax liability.

(d) Joint Returns and Certain Other Returns. In the case of any Tax Contest with respect to (I) any Joint Return (other than any Parent Federal Consolidated Income Tax Return, any Parent State Combined Income Tax Return or any Parent Foreign Combined Income Tax Return) or (II) any Return of Other Taxes described in clause (II) of Section 5.02, (i) Parent shall control the defense or prosecution of the portion of the Tax Contest directly and exclusively related to any Parent Adjustment, including settlement of any such Parent Adjustment and (ii) SpinCo shall control the defense or prosecution of the portion of the Tax Contest directly and exclusively related to any SpinCo Adjustment, including settlement of any such SpinCo Adjustment, and (iii) the Companies shall jointly control the defense or prosecution of Joint Adjustments and any and all administrative matters not directly and exclusively related to any Parent Adjustment or SpinCo Adjustment. In the event of any disagreement regarding any matter described in clause (iii), the provisions of Section 14 of this Agreement shall apply.

(e) Distribution-Related Tax Contests.

(i) In the event of any Distribution-Related Tax Contest as a result of which SpinCo could reasonably be expected to become liable for any Tax or Tax-Related Losses and which Parent has the right to administer and control pursuant to Section 10.02(a) or (b) above, (A) Parent shall consult with SpinCo reasonably in advance of taking any significant action in connection with such Tax Contest, (B) Parent shall offer SpinCo a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (C) Parent shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, and (D) Parent shall provide SpinCo copies of any written materials relating to such Tax Contest received from the relevant Tax Authority. Notwithstanding anything in the preceding sentence to the contrary, the final determination of the positions taken, including with respect to settlement or other disposition, in any Distribution-Related Tax Contest shall be made in the sole discretion of Parent and shall be final and not subject to the dispute resolution provisions of Article VII of the Separation and Distribution Agreement.

(ii) In the event of any Distribution-Related Tax Contest with respect to any SpinCo Separate Return, (A) SpinCo shall consult with Parent reasonably in advance of taking any significant action in connection with such Tax Contest, (B) SpinCo shall consult with Parent and offer Parent a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (C) SpinCo shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, (D) Parent shall be entitled to participate in such Tax Contest and receive copies of any written materials relating to such Tax Contest received from the relevant Tax Authority, and (E) SpinCo shall not settle, compromise or abandon any such Tax Contest without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld.

(f) Power of Attorney. Each member of the SpinCo Group shall execute and deliver to Parent (or such member of the Parent Group as Parent shall designate) any power of attorney or other similar document reasonably requested by Parent (or such designee) in connection with any Tax Contest (as to which Parent is the Controlling Party) described in this Section 10.

Section 11. Effective Date; Termination of Prior Intercompany Tax Allocation Agreements. This Agreement shall be effective as of the Effective Time. As of the Effective Time, (i) all prior intercompany Tax allocation agreements or arrangements between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, shall be terminated, and (ii) amounts due under such agreements as of the date on which the Effective Time occurs shall be settled as of the Effective Time. Upon such termination and settlement, no further payments by or to Parent or by or to SpinCo, with respect to such agreements shall be made, and all other rights and obligations resulting from such agreements between the Companies and their Affiliates shall cease at such time. Any payments pursuant to such agreements shall be disregarded for purposes of computing amounts due under this Agreement; provided that to the extent appropriate, as determined by Parent, payments made pursuant to such agreements shall be credited to SpinCo or Parent, respectively, in computing their respective obligations pursuant to this Agreement, in the event that such payments relate to a Tax liability that is the subject matter of this Agreement for a Tax Period that is the subject matter of this Agreement.

Section 12. Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 13. Treatment of Payments; Tax Gross-Up.

Section 13.01 Treatment of Tax Indemnity and Tax Benefit Payments. In the absence of any change in Tax treatment under the Code or other applicable Tax Law, for all Income Tax purposes, the Companies agree to treat, and to cause their respective Affiliates to treat, (i) any indemnity payment required by this Agreement or by the Separation and Distribution Agreement as either a contribution by Parent to SpinCo or a distribution by SpinCo to Parent, as the case may be, occurring immediately prior to the Distribution; and (ii) any payment of interest or State Income Taxes by or to a Tax Authority, as taxable or deductible, as the case may be, to the Company entitled under this Agreement to retain such payment or required under this Agreement to make such payment.

Section 13.02 Tax Gross-Up. If notwithstanding the manner in which Tax indemnity payments and Tax Benefit payments were reported, there is an adjustment to the Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement or the Separation and Distribution Agreement, such payment shall be appropriately adjusted so that the amount of such payment, reduced by all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Company receiving such payment would otherwise be entitled to receive.

Section 13.03 Interest Under This Agreement. Anything herein to the contrary notwithstanding, to the extent one Company (“Indemnitor”) makes a payment of interest to another Company (“Indemnitee”) under this Agreement with respect to the period from the date that the Indemnitee made a payment of Tax to a Tax Authority to the date that the Indemnitor reimbursed the Indemnitee for such Tax payment, the interest payment shall be treated as interest expense to the Indemnitor (deductible to the extent provided by law) and as interest income by the Indemnitee (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the Indemnitor or increase in Tax to the Indemnitee.

Section 14. Disagreements. The Companies desire that collaboration will continue between them. Accordingly, they will try, and they will cause their respective Group members to try, to resolve in good faith all disagreements regarding their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (other than a High-Level Dispute) (a “Tax Advisor Dispute”) between any member of the Parent Group and any member of the SpinCo Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, the Companies shall negotiate in good faith to resolve the Tax Advisor Dispute. If, within thirty (30) business days, such good faith negotiations do not resolve the Tax Advisor Dispute, then the matter will be referred to a Tax Advisor acceptable to each of the Companies. The Tax Advisor may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Tax Advisor deems necessary to assist it in resolving such disagreement. The Tax Advisor shall furnish written notice to the Companies of its resolution of any such Tax Advisor Dispute as soon as practical, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Companies. Following receipt of the Tax Advisor’s written notice to the Companies of its resolution of the Tax Advisor Dispute, the Companies shall each take or cause to be taken any action necessary to implement such resolution of the Tax Advisor. In accordance with Section 16, each Company shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Tax Advisor. All fees and expenses of the Tax Advisor in connection with such referral shall be shared equally by the Companies. Any High-Level Dispute shall be resolved pursuant to the procedures set forth in Article VII of the Separation and Distribution Agreement; provided that each of the arbitrators selected in accordance with such Article VII must be Tax Advisors. Nothing in this Section 14 will prevent either Company from seeking injunctive relief if any delay resulting from the efforts to resolve the Tax Advisor Dispute through the Tax Advisor (or any delay resulting from the efforts to resolve any High-Level Dispute through the procedures set forth in Article VII of the Separation and Distribution Agreement, as modified by the proviso in the preceding sentence) could result in serious and irreparable injury to either Company. Notwithstanding anything to the contrary in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement, Parent and SpinCo are the only members of their respective Group entitled to commence a dispute resolution procedure under this Agreement, and each of Parent and SpinCo will cause its respective Group members not to commence any dispute resolution procedure other than through such party as provided in this Section 14.

Section 15. Late Payments. Any amount owed by one party to another party under this Agreement which is not paid when due shall bear interest at the Prime Rate plus two percent,

compounded semiannually, from the due date of the payment to the date paid. To the extent interest required to be paid under this Section 15 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Section 15 or the interest rate provided under such other provision.

Section 16. Expenses. Except as otherwise provided in this Agreement, each party and its Affiliates shall bear their own expenses incurred in connection with the preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

Section 17. General Provisions.

Section 17.01 Addresses and Notices. All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, or by facsimile with receipt confirmed, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 17.01):

If to Parent:	with a copy to:

Varian Medical Systems, Inc.	Wachtell, Lipton, Rosen & Katz
3100 Hansen Way	51 West 52nd Street
Palo Alto, California 94304	New York, New York 10019
Attention: Director, Taxes	Attention: David C. Karp
Facsimile: (650) 424-5988	Ronald C. Chen
Facsimile: (212) 403-2000

If to SpinCo:	with a copy to:

Varex Imaging Corporation	Wachtell, Lipton, Rosen & Katz
1678 S. Pioneer Road	51 West 52nd Street
Salt Lake City, Utah 84104	New York, New York 10019
Attention: Director, Taxes	Attention: David C. Karp
Facsimile: (801) 978-5772	Ronald C. Chen
Facsimile: (212) 403-2000

A party may, by notice to the other party, change the address to which such notices are to be given.

Section 17.02 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

(b) This Agreement and the exhibits, schedules and appendices hereto, contain the entire agreement between the parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter. In the event of any inconsistency between this Agreement and the Separation and Distribution Agreement, or any other agreements relating to the transactions contemplated by the Separation and Distribution Agreement, with respect to matters addressed herein, the provisions of this Agreement shall control.

(c) Parent represents on behalf of itself and each other member of the Parent Group, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each party acknowledges that it and each other party may execute this Agreement by facsimile, stamp or mechanical signature, and that deliver of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement. Each party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other party at any time, it will as promptly and reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

Section 17.03 Waiver. Waiver by a party of any default by the other party of any provision of this Agreement shall not be deemed a waiver by the waiving party of any subsequent or other default, nor shall it prejudice the rights of the other party. No failure or delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise of any other right, power or privilege.

Section 17.04 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

Section 17.05 Assignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, no such party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other parties hereto. Notwithstanding the foregoing, no such consent shall be required for the assignment of a party’s rights and obligations under this Agreement in whole in connection with a change of control of a party so long as the resulting, surviving or transferee person assumes all the obligations of the relevant party hereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other party.

Section 17.06 Further Action. The parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other parties and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other parties in accordance with Section 10.

Section 17.07 Integration. The provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder, and there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 17.08 Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 17.09 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 17.10 Amendment. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by a party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom it is sought to enforce such waiver, amendment, supplement or modification.

Section 17.11 SpinCo Subsidiaries. If, at any time, SpinCo acquires or creates one or more subsidiaries that are includable in the SpinCo Group, they shall be subject to this Agreement and all references to the SpinCo Group herein shall thereafter include a reference to such subsidiaries.

Section 17.12 Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the parties hereto

(including but not limited to any successor of Parent or SpinCo succeeding to the Tax attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original party to this Agreement.

Section 17.13 Specific Performance. Subject to the provisions of Section 14, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the parties.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

VARIAN MEDICAL SYSTEMS, INC.

By:	/s/ John W. Kuo
Name:	John W. Kuo
Title:	Senior Vice President, General Counsel and Corporate Secretary

VAREX IMAGING CORPORATION

By:	/s/ Kimberley E. Honeysett
Name:	Kimberley E. Honeysett
Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Tax Matters Agreement]